Filed under Rule 433
File No. 333-216355-01

Final Term Sheet

October 29, 2018

Issuer:	Consumers Energy Company
Securities:	3.80% First Mortgage Bonds due 2028 (the “2028 Bonds”)
4.35% First Mortgage Bonds due 2049 (the “2049 Bonds”)
Aggregate Principal Amount Offered:
2028 Bonds:	$300,000,000
2049 Bonds:	$550,000,000
Maturity Date:
2028 Bonds:	November 15, 2028
2049 Bonds:	April 15, 2049
Coupon:
2028 Bonds:	3.80%
2049 Bonds:	4.35%
Yield to Maturity:
2028 Bonds:	3.830%
2049 Bonds:	4.373%
Spread to Benchmark Treasury:
2028 Bonds:	+73 basis points
2049 Bonds:	+103 basis points
Benchmark Treasury Security:
2028 Bonds:	2.875% due August 15, 2028
2049 Bonds:	3.125% due May 15, 2048
Benchmark Treasury Price and Yield:
2028 Bonds:	98-03+; 3.100%
2049 Bonds:	95-29+; 3.343%
Interest Payment Dates:
2028 Bonds:	May 15 and November 15
2049 Bonds:	April 15 and October 15
First Interest Payment Date:
2028 Bonds:	May 15, 2019
2049 Bonds:	April 15, 2019
Public Offering Price:
2028 Bonds:	99.752%
2049 Bonds:	99.618%
Optional Redemption:
2028 Bonds:	Make-whole call at any time prior to August 15, 2028 at the Treasury rate plus 15 basis points and, thereafter, at par
2049 Bonds:	Make-whole call at any time prior to October 15,

2048 at the Treasury rate plus 20 basis points and, thereafter, at par
Trade Date:	October 29, 2018
Settlement Date:	November 13, 2018 (T+10)
Expected Ratings:	Aa3 / A / A+ (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
SMBC Nikko Securities America, Inc.
Co-Managers:	C.L. King & Associates, Inc.
Comerica Securities, Inc.
U.S. Bancorp Investments, Inc.
The Williams Capital Group, L.P.
CUSIP/ISIN:
2028 Bonds:	210518 DC7 / US210518DC78
2049 Bonds:	210518 DD5 / US210518DD51

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, J.P. Morgan Securities LLC collect at (212) 834-4533, Mizuho Securities USA LLC toll-free at (866) 271-7403 or MUFG Securities Americas Inc. toll-free at (877) 649-6848.

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